UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 22, 2021

JAWS SPITFIRE ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39757	98-1556965
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1601 Washington Avenue, Suite 800 Miami Beach, FL	33139
(Address of principal executive offices)	(Zip Code)

(305) 695-5500

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	SPFR.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	SPFR	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SPFR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

 Item 8.01 Other Events

As previously disclosed, on March 22, 2021, JAWS Spitfire Acquisition Corporation, a Cayman Islands exempted company (“JAWS Spitfire”), entered into a business combination agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”, by and among JAWS Spitfire, Spitfire Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Velo3D, Inc., a Delaware corporation (the “Company”). A copy of the Business Combination Agreement was attached as Exhibit 2.1 to JAWS Spitfire’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on March 23, 2021.

Following the entry into the Business Combination Agreement, JAWS Spitfire received four letters (collectively, the “Shareholder Letters”) from purported shareholders of JAWS Spitfire claiming certain allegedly material omissions in its preliminary proxy statement/prospectus first filed on May 13, 2021 (as amended, the “Proxy Statement”) in connection with the transactions contemplated by the Business Combination Agreement (together, the “Business Combination”).

While JAWS Spitfire believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, in order to moot the plaintiff’s disclosure claims in the Shareholder Letters, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, JAWS Spitfire has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, JAWS Spitfire specifically denies all allegations in the Shareholder Letters that any additional disclosure was or is required. JAWS Spitfire believes the Shareholder Letters are without merit.

Supplemental Disclosures to Proxy Statement

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

The following disclosure should be added to the end of the second paragraph on page 101 of the Proxy Statement under the heading “Background to the Business Combination”:

None of the confidentiality agreements JAWS Spitfire entered into contained standstill provisions or “don’t-ask-don’t-waive” provisions.

The following supplemental disclosure information should be read in conjunction with the Proxy Statement, which should be read in its entirety:

In the two years prior to the date of the Business Combination Agreement, Credit Suisse and its affiliates have not provided investment banking services to Velo3D for which they have received compensation. Credit Suisse has acted as placement agent for JAWS Spitfire in connection with the Business Combination and will receive a fee for its services, all of which is contingent upon the consummation of the Business Combination.

The following disclosure should be added as new paragraphs after the first full paragraph on page 104 of the Proxy Statement under the heading “Background to the Business Combination”:

On May 10, 2021, Mr. Buller and JAWS Spitfire entered into the Lock-Up Agreement in respect of (i) any shares of New Velo Common Stock issued to Mr. Buller pursuant to the Merger or otherwise pursuant to the Business Combination Agreement, (ii) any Equity Awards exchanged with or issued to Mr. Buller pursuant to the Business Combination Agreement and (iii) any shares of New Velo Common Stock issued upon exercise or vesting of any Equity Awards, subject to certain exceptions. See “Business Combination Proposal—Related Agreements—Lock-Up Agreement with Mr. Buller”.

On July 16, 2021, JAWS Spitfire and Velo3D agreed the New Velo3D Board will temporarily consist of twelve directors upon the consummation of the Business Combination, but three directors are expected to resign from the New Velo3D Board following the expiration of a transition period not to last longer than six months following the consummation of the Business Combination, after which time, the size of the New Velo3D Board will decrease to nine directors.

During July 2021, JAWS Spitfire and Velo3D also agreed that Carl Bass would serve as Chairman of the New Velo3D Board.

General Meeting Dial-in Information

As previously announced, the extraordinary general meeting of JAWS Spitfire shareholders (the “General Meeting”) will be held on September 28, 2021 at 9:00 a.m., New York City Time. On September 22, 2021, JAWS Spitfire issued a press release announcing that, due to the public health and safety concerns related to the ongoing coronavirus (COVID-19) pandemic, the General Meeting will be held remotely by teleconference. The purpose of the General Meeting is to vote on certain proposals relating to the previously announced Business Combination Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K (this “Current Report”).

The General Meeting will be accessible via a live audio webcast at https://www.cstproxy.com/jawsspitfire/2021 or by dialing 1 888-965-8995 (toll free—North America) or +1 415-655-0243 (International). Shareholders will be able to submit a question to JAWS Spitfire’s management online in advance of the meeting on the General Meeting website https://www.cstproxy.com/jawsspitfire/2021 or live during the meeting.

All information about the General Meeting, including the definitive proxy statement/prospectus, is available at https://www.cstproxy.com/jawsspitfire/2021.

Additional Information

In connection with the Business Combination, JAWS Spitfire has filed, and the SEC has declared effective, a Registration Statement on Form S-4 containing a definitive proxy statement/prospectus. JAWS Spitfire has mailed the definitive proxy statement/prospectus and other relevant documents relating to the Business Combination to its shareholders. This Current Report does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Investors and security holders of JAWS Spitfire are advised to read the definitive proxy statement/prospectus in connection with JAWS Spitfire’s solicitation of proxies for the General Meeting to be held to approve the Business Combination and other documents filed in connection with the Business Combination, as these materials will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/prospectus has been mailed to the shareholders of JAWS Spitfire as of a record date of August 27, 2021; shareholders that hold their shares in registered form are entitled to vote their shares held on the date of the General Meeting. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov or by directing a request to: JAWS Spitfire Acquisition Corporation, 1601 Washington Avenue, Suite 800, Miami Beach, FL 33139.

Participants in the Solicitation

JAWS Spitfire, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from JAWS Spitfire’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of JAWS Spitfire’s directors and officers in JAWS Spitfire’s filings with the SEC, including the definitive proxy statement/prospectus of JAWS Spitfire for the Business Combination.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of JAWS Spitfire in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the definitive proxy statement/prospectus for the Business Combination.

Disclaimer

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell, nor a solicitation of an offer to buy the securities of JAWS Spitfire or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

Certain statements made in this Current Report are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between JAWS Spitfire and the Company, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts.

These statements are based on the current expectations of JAWS Spitfire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JAWS Spitfire and the Company. These statements are subject to a number of risks and uncertainties regarding JAWS Spitfire’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of JAWS Spitfire or the Company for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of JAWS Spitfire and the Company; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by JAWS Spitfire’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; and those factors discussed in JAWS Spitfire’s definitive proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors”, and other filings with the SEC. There may be additional risks that JAWS Spitfire presently does not know or that JAWS Spitfire currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide JAWS Spitfire’s expectations, plans or forecasts of future events and views as of the date of this communication. JAWS Spitfire anticipates that subsequent events and developments will cause JAWS Spitfire’s assessments to change. However, while JAWS Spitfire may elect to update these forward-looking statements at some point in the future, JAWS Spitfire specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing JAWS Spitfire’s assessments as of any date subsequent to the date of this communication.

Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein, including the contemplated results of such-forward looking statements, will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release, dated September 22, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRLdocument)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 22, 2021	JAWS SPITFIRE ACQUISITION CORPORATION

	By:	/s/ Matthew Walters
	Name:	Matthew Walters
	Title:	Chief Executive Officer